

July 14, 2020

Eric A. Adams
President and Chief Executive Officer
InMed Pharmaceuticals Inc.
Suite 310-815 W. Hastings Street
Vancouver, B.C. V6C 1B4
Canada

> **Re: InMed Pharmaceuticals Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 6, 2020**
> **File No. 333-239319**

Dear Mr. Adams:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 filed July 6, 2020

About this Prospectus and Exchange Rates, page 1

1. You disclose that on June 30, 2020 you have effected a share consolidation (the "June 30, 2020 Share Consolidation"), pursuant to which your issued and outstanding common shares have been consolidated at a ratio of one post-consolidation common share for every 33 pre-consolidation common share. Certain information throughout your document, as noted, and your financial statements, and the related notes have not been adjusted to give effect to the June 30, 2020 Share Consolidation. Please revise all financial information, and all financial statements to reflect the share consolidation in accordance with ASC 260-10-55-12 and SAB Topic 4C, or tell us why such revision is not required. If you conclude that a revision is necessary, please have your independent auditor revise its report on page

       F-3 to reference the share consolidation, and dual-date its opinion in accordance with AICPA AU-C Section 560.A11.

<u>General</u>

2.   We note that you have made available an investor presentation dated July 2020 on your website. Please tell us why this presentation is consistent with Section 5 of the Securities Act, including any applicable safe harbor rules. We may have further comments upon review of your response.

      You may contact Ibolya Ignat at 202-551-3636 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Christine Westbrook at 202-551-5019 with any other questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences

cc: Daniel M. Miller, Esq.